Insert for Bar Harbor Proxy

Bar Harbor Bankshares and Subsidiaries
Pro Forma Condensed Consolidated Balance Sheet
September 30, 2008
(dollars in thousands)
(Unaudited)

	As of	Pro Forma Adjustments		Pro Forma
	09/30/08	Minimum	Maximum	Minimum	Maximum
Balance Sheet Data:
ASSETS
Cash and due from banks	$9,290	$0	$0	$9,290	$9,290
Securities available for sale, at fair value	269,609	0	0	269,609	269,609
Loans, net of allowance for loan losses	618,985	0	0	618,985	618,985
Other Assets	44,120	0	0	44,120	44,120
TOTAL ASSETS	$942,004	$0	$0	$942,004	$942,004

LIABILITIES
Total deposits (1)	$578,163	($6,250)	($10,000)	$571,913	$568,163
Borrowings(1)	295,572	0	(8,751)	295,572	286,821
Other Liabilities	5,598	0	0	5,598	5,598
TOTAL LIABILITIES	879,333	(6,250)	(18,751)	873,083	860,582

STOCKHOLDERS’ EQUITY
Preferred Stock (1) (2)	$0	$6,250	$18,751	$6,250	$18,751
Capital Stock	7,287	0	0	7,287	7,287
Warrants (2) (4)	0	195	584	195	584
Discount on Preferred Stock (2) (3)	0	(195)	(584)	(195)	(584)
Surplus	4,863	0	0	4,863	4,863
Retained Earnings	67,258	0	0	67,258	67,258
Accumulated other comprehensive (loss) income	(3,715)	0	0	(3,715)	(3,715)
Treasury Stock	(13,022)	0	0	(13,022)	(13,022)
TOTAL STOCKHOLDERS’ EQUITY	62,671	6,250	18,751	68,921	81,422
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$942,004	$0	$0	$942,004	$942,004

(1) Pro forma amounts are based on an investment by the UST of a minimum of $6.25 million and a maximum of $18.75 million in Capital Purchase Program Securities.  The Company expects ultimately to utilize the proceeds to (i) strengthen the Bank’s capital position, (ii) increase, where prudent, consumer and commercial lending and (iii) facilitate the appropriate acquisition of bank branches or entire banks.  Prior to such deployment, the TARP Capital Purchase Program proceeds, as assumed in the pro forma financial statements above,  may be used to reduce brokered deposits and other borrowings.   Expenses related to the issuance of Capital Purchase Program Securities and the Warrants are expected to be immaterial and have not been deducted from the sale proceeds.

(2) The proceeds from the sale of the Capital Purchase Program Securities would be allocated between the  Shares and Warrants based on their relative fair values on the issue date.  The fair value of the Warrants would be determined using the Black-Scholes model which includes assumptions regarding the Company’s common stock price, dividend yield, and stock price volatility, as well as assumptions regarding the risk-free interest rate.  The fair value of the  Shares would be determined based on assumptions regarding the discount rate (market rate) on the  Shares (currently estimated at 12%).

(3) The discount on the   Shares would be determined based on the value that is allocated to the Warrants upon issuance, and would be accreted back to the value of the  Shares over a five-year period (the expected life of the   Shares upon issuance) using the constant effective yield method (approximately 5.7%).

(4) In connection with issuance of the Capital Purchase Program Securities, and based on the market value of the Company’s   twenty day average common share price as of November 21, 2008, the Company estimates it would issue Warrants to the UST giving it the right to purchase approximately 34.8k shares of common stock based on the Company’s sale of the minimum number of Capital Purchase Program Securities, and 104.4k shares based on the Company’s sale of the maximum number of Capital Purchase Program Securities.

Bar Harbor Bankshares and Subsidiaries
Pro Forma Condensed Consolidated Statements of Income
Pro Forma Impact of Minimum Estimated Proceeds
$6.25MM Preferred and Warrants for 34.8k shares
Year Ended December 31, 2007
(in thousands, except per share data)

	Historical 12 Months Ended 12/31/07
		Adjustments (unaudited)		Pro Forma 12 Months Ended 12/31/07
Net Interest Income	$22,903	$253	(1)	$23,156
Loan Loss Provision	456			456
Net Interest Income after Provision	22,447	253		22,700
Noninterest Income	5,929			5,929
Noninterest Expense	18,201			18,201
Income/(Loss) Before Taxes	10,175	253		10,428
Provision for Income Taxes	3,020	89	(2)	3,109
Income before Preferred Dividends	7,155	165		7,320
Less: Preferred Dividends	0	348	(3)	348
Income available to common shareholders	$7,155	($183)		$6,972
Basic Earnings Per Share	$2.36	($0.06)		$2.30
Diluted Earnings Per Share	$2.30	($0.06)		$2.24
Weighted Average Shares Outstanding:
Basic	3,037,074			3,037,074
Diluted	3,112,736	4,914	(4)	3,117,650

(1) Assumes Capital Purchase Program proceeds are used to reduce brokered deposits and short-term borrowings at an assumed annualized rate of approximately 4%. The actual impact to net interst income would be differnt as the Company expects ultimately to utilize a portion of the proceeds to (i) increase, where prudent, consumer and commercial lending and (ii) facilitate the appropriate acquisition of bank branches or entire banks. However, such impact cannot be estimated at this time as the impact would vary based on the timing of when the loans are funded, the actual pricing of any such loans, and the cost of funding. Prior to such deployment, the TARP Capital Purchase Program proceeds, as assumed in the pro forma financial statements above, may be used to reduce brokered deposits and short term borrowings or augment investment securities.

(2) Additional income tax expense is attributable to additional net interest income as described in Note (1).

(3) Consists of dividends on preferred stock at a 5% annual rate as well as accretion on discount on preferred stock upon issuance. The discount is determined based on the value that is allocated to the warrants upon issuance. The discount is accreted back to par value on a constant effective yield method (approximately 5.7%) over a five year term, which is the expected life of the preferred stock upon issuance. The estimated accretion is based on a number of assumptions which are subject to change. These assumptions include the discount (market rate at issuance) rate on the preferred stock, and assumptions underlying the value of the warrants. The estimated proceeds are allocated based on the relative fair value of the warrants as compared to the fair value of the preferred stock. The fair value of the warrants is determined under a Black-Scholes model. The model includes assumptions regarding Bar Harbor’s common stock price, dividend yield, stock price volatility, as well as assumptions regarding the risk-free interest rate. The lower the value of the warrants, the less negative impact on net income and earnings per share available to common shareholders. The fair value of the preferred stock is determined based on assumptions regarding the discount rate (market rate) on the preferred stock (currently estimated at 12%). The lower the discount rate, the less negative impact on net income and earnings per share available to common shareholders.

(4) As described in the Section titled “Additional Terms of the Capital Purchase Program”, if approved to participate in the Capital Purchase Program, the UST would receive warrants to purchase a number of shares of the Company’s common stock having an aggregate market price equal to 15% of the proceeds on the date of issuance with a strike price equal to the trailing twenty day trading average leading up to the closing date. This pro forma assumes that the warrants would give the UST the option to purchase 34.8k shares of Bar Harbor& Trust common stock. The pro forma adjustment shows the increase in diluted shares outstanding assuming that the warrants had been issued on January 1, 2007 at a strike price of $26.94 (based on the trailing twenty day Bar Harbor average share price as of November 21, 2008) and remained outstanding for the entire period presented. The treasury stock method was utilized to determine dilution of the warrants for the period presented.

Bar Harbor Bankshares and Subsidiaries
Pro Forma Condensed Consolidated Statements of Income
Pro Forma Impact of Maximum Estimated Proceeds
$18.75MM Preferred and Warrants for 104.4k shares
Year Ended December 31, 2007
(in thousands, except per share data)

	Historical 12 Months Ended 12/31/08
		Adjustments (unaudited)		Pro Forma 12 Months Ended 12/31/07
Net Interest Income	$22,903	$759	(1)	$23,662
Loan Loss Provision	456			456
Net Interest Income after Provision	22,447	759		23,206
Noninterest Income	5,929			5,929
Noninterest Expense	18,201			18,201
Income/(Loss) Before Taxes	10,175	759		10,934
Provision for Income Taxes	3,020	266	(2)	3,286
Income before Preferred Dividends	7,155	494		7,649
Less: Preferred Dividends	0	1,042	(3)	1,042
Income available to common shareholders	$7,155	($548)		$6,607
Basic Earnings Per Share	$2.36	($0.18)		$2.18
Diluted Earnings Per Share	$2.30	($0.19)		$2.11
Weighted Average Shares Outstanding:
Basic	3,037,074			3,037,074
Diluted	3,112,736	14,744	(4)	3,127,480

(1) Assumes Capital Purchase Program proceeds are used to reduce brokered deposits and short-term borrowings at an assumed annualized rate of approximately 4%. The actual impact to net interst income would be differnt as the Company expects ultimately to utilize a portion of the proceeds to (i) increase, where prudent, consumer and commercial lending and (ii) facilitate the appropriate acquisition of bank branches or entire banks. However, such impact cannot be estimated at this time as the impact would vary based on the timing of when the loans are funded, the actual pricing of any such loans, and the cost of funding. Prior to such deployment, the TARP Capital Purchase Program proceeds, as assumed in the pro forma financial statements above, may be used to reduce brokered deposits and short term borrowings or augment investment securities.

(2) Additional income tax expense is attributable to additional net interest income as described in Note (1).

(3) Consists of dividends on preferred stock at a 5% annual rate as well as accretion on discount on preferred stock upon issuance. The discount is determined based on the value that is allocated to the warrants upon issuance. The discount is accreted back to par value on a constant effective yield method (approximately 5.7%) over a five year term, which is the expected life of the preferred stock upon issuance. The estimated accretion is based on a number of assumptions which are subject to change. These assumptions include the discount (market rate at issuance) rate on the preferred stock, and assumptions underlying the value of the warrants. The estimated proceeds are allocated based on the relative fair value of the warrants as compared to the fair value of the preferred stock. The fair value of the warrants is determined under a Black-Scholes model. The model includes assumptions regarding Bar Harbor’s common stock price, dividend yield, stock price volatility, as well as assumptions regarding the risk-free interest rate. The lower the value of the warrants, the less negative impact on net income and earnings per share available to common shareholders. The fair value of the preferred stock is determined based on assumptions regarding the discount rate (market rate) on the preferred stock (currently estimated at. The lower the discount rate, the less negative impact on net income and earnings per share available to common shareholders.

(4) As described in the Section titled “Additional Terms of the Capital Purchase Program”, if approved to participate in the Capital Purchase Program, the UST would receive warrants to purchase a number of shares of the Company’s common stock having an aggregate market price equal to 15% of the proceeds on the date of issuance with a strike price equal to the trailing twenty day trading average leading up to the closing date. This pro forma assumes that the warrants would give the UST the option to purchase 104.4k shares of Bar Harbor’s common stock. The pro forma adjustment shows the increase in diluted shares outstanding assuming that the warrants had been issued on January 1, 2007 at a strike price of $26.94 (based on the trailing twenty day Bar Harbor average share price as of November 21, 2008) and remained outstanding for the entire period presented. The treasury stock method was utilized to determine dilution of the warrants for the period presented.

Bar Harbor Bankshares and Subsidiaries
Pro Forma Condensed Consolidated Statements of Income
Pro Forma Impact of Minimum Estimated Proceeds
$6.25MM Preferred and Warrants for 34.8k shares
Year Ended December 31, 2007
(in thousands, except per share data)

	Historical 9 Months Ended 09/30/08
		Adjustments (unaudited)		Pro Forma 9 Months Ended 09/30/08
Net Interest Income	$19,952	$189	(1)	$20,141
Loan Loss Provision	1,669			1,669
Net Interest Income after Provision	18,283	189		18,472
Noninterest Income	6,205			6,205
Noninterest Expense	15,334			15,334
Income/(Loss) Before Taxes	9,154	189		9,343
Provision for Income Taxes	2,840	66	(2)	2,906
Income before Preferred Dividends	6,314	123		6,437
Less: Preferred Dividends	0	261	(3)	261
Income available to common shareholders	$6,314	($138)		$6,176
Basic Earnings Per Share	$2.13	($0.05)		$2.09
Diluted Earnings Per Share	$2.09	($0.05)		$2.04
Weighted Average Shares Outstanding:
Basic	2,959,120			2,959,120
Diluted	3,025,526	3,286	(4)	3,028,812

(1) Assumes Capital Purchase Program proceeds are used to reduce brokered deposits and short-term borrowings at an assumed annualized rate of approximately 4%. The actual impact to net interst income would be differnt as the Company expects ultimately to utilize a portion of the proceeds to (i) increase, where prudent, consumer and commercial lending and (ii) facilitate the appropriate acquisition of bank branches or entire banks. However, such impact cannot be estimated at this time as the impact would vary based on the timing of when the loans are funded, the actual pricing of any such loans, and the cost of funding. Prior to such deployment, the TARP Capital Purchase Program proceeds, as assumed in the pro forma financial statements above, may be used to reduce brokered deposits and short term borrowings or augment investment securities.

(2) Additional income tax expense is attributable to additional net interest income as described in Note (1).

(3) Consists of dividends on preferred stock at a 5% annual rate as well as accretion on discount on preferred stock upon issuance. The discount is determined based on the value that is allocated to the warrants upon issuance. The discount is accreted back to par value on a constant effective yield method (approximately 5.7%) over a five year term, which is the expected life of the preferred stock upon issuance. The estimated accretion is based on a number of assumptions which are subject to change. These assumptions include the discount (market rate at issuance) rate on the preferred stock, and assumptions underlying the value of the warrants. The estimated proceeds are allocated based on the relative fair value of the warrants as compared to the fair value of the preferred stock. The fair value of the warrants is determined under a Black-Scholes model. The model includes assumptions regarding Bar Harbor’s common stock price, dividend yield, stock price volatility, as well as assumptions regarding the risk-free interest rate. The lower the value of the warrants, the less negative impact on net income and earnings per share available to common shareholders. The fair value of the preferred stock is determined based on assumptions regarding the discount rate (market rate) on the preferred stock (currently estimated at the lower the discount rate, the less negative impact on net income and earnings per share available to common shareholders.

(4) As described in the Section titled “Additional Terms of the Capital Purchase Program”, if approved to participate in the Capital Purchase Program, the UST would receive warrants to purchase a number of shares of the Company’s common stock having an aggregate market price equal to 15% of the proceeds on the date of issuance with a strike price equal to the trailing twenty day trading average leading up to the closing date. This pro forma assumes that the warrants would give the UST the option to purchase 34.8k shares of Bar Harbor’s common stock. The pro forma adjustment shows the increase in diluted shares outstanding assuming that the warrants had been issued on January 1, 2007 at a strike price of $26.94 (based on the trailing twenty day Bar Harbor average share price as of November 21, 2008) and remained outstanding for the entire period presented. The treasury stock method was utilized to determine dilution of the warrants for the period presented.

Bar Harbor Bankshares and Subsidiaries
Pro Forma Condensed Consolidated Statements of Income
Pro Forma Impact of Maximum  Estimated Proceeds
$18.75MM Preferred and Warrants for 104.4k shares
For the Nine Months Ended September 30, 2008
(in thousands, except per share data)

	Historical 9 Months Ended 09/30/08
		Adjustments (unaudited)		Pro Forma 9 Months Ended 09/30/08
Net Interest Income	$19,952	$567	(1)	$20,519
Loan Loss Provision	1,669			1,669
Net Interest Income after Provision	18,283	567		18,850
Noninterest Income	6,205			6,205
Noninterest Expense	15,334			15,334
Income/(Loss) Before Taxes	9,154	567		9,721
Provision for Income Taxes	2,840	198	(2)	3,038
Income before Preferred Dividends	6,314	368		6,682
Less: Preferred Dividends	0	781	(3)	781
Income available to common shareholders	$6,314	($413)		$5,901
Basic Earnings Per Share	$2.13	($0.14)		$1.99
Diluted Earnings Per Share	$2.09	($0.14)		$1.94
Weighted Average Shares Outstanding:
Basic	2,959,120			2,959,120
Diluted	3,025,526	9,857	(4)	3,035,383

(1) Assumes Capital Purchase Program proceeds are used to reduce brokered deposits and short-term borrowings at an assumed annualized rate of approximately 4%. The actual impact to net interst income would be differnt as the Company expects ultimately to utilize a portion of the proceeds to (i) increase, where prudent, consumer and commercial lending and (ii) facilitate the appropriate acquisition of bank branches or entire banks. However, such impact cannot be estimated at this time as the impact would vary based on the timing of when the loans are funded, the actual pricing of any such loans, and the cost of funding. Prior to such deployment, the TARP Capital Purchase Program proceeds, as assumed in the pro forma financial statements above, may be used to reduce brokered deposits and short term borrowings or augment investment securities.

(2) Additional income tax expense is attributable to additional net interest income as described in Note (1).

(3) Consists of dividends on preferred stock at a 5% annual rate as well as accretion on discount on preferred stock upon issuance. The discount is determined based on the value that is allocated to the warrants upon issuance. The discount is accreted back to par value on a constant effective yield method (approximately 5.7%) over a five year term, which is the expected life of the preferred stock upon issuance. The estimated accretion is based on a number of assumptions which are subject to change. These assumptions include the discount (market rate at issuance) rate on the preferred stock, and assumptions underlying the value of the warrants. The estimated proceeds are allocated based on the relative fair value of the warrants as compared to the fair value of the preferred stock. The fair value of the warrants is determined under a Black-Scholes model. The model includes assumptions regarding Bar Harbor’s common stock price, dividend yield, stock price volatility, as well as assumptions regarding the risk-free interest rate. The lower the value of the warrants, the less negative impact on net income and earnings per share available to common shareholders. The fair value of the preferred stock is determined based on assumptions regarding the discount rate (market rate) on the preferred stock (currently estimated at 12%). The lower the discount rate, the less negative impact on net income and earnings per share available to common shareholders.

(4) As described in the Section titled “Additional Terms of the Capital Purchase Program”, if approved to participate in the Capital Purchase Program, the UST would receive warrants to purchase a number of shares of the Company’s common stock having an aggregate market price equal to 15% of the proceeds on the date of issuance with a strike price equal to the trailing twenty day trading average leading up to the closing date. This pro forma assumes that the warrants would give the UST the option to purchase 104.4k shares of Bar Harbor’s common stock. The pro forma adjustment shows the increase in diluted shares outstanding assuming that the warrants had been issued on January 1, 2007 at a strike price of $26.94 (based on the trailing twenty day Bar Harbor average share price as of November 21, 2008) and remained outstanding for the entire period presented. The treasury stock method was utilized to determine dilution of the warrants for the period presented.